Filed by People’s United Financial, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Suffolk Bancorp

(Commission File No. 001-37658)

Explanatory Note: The following is a transcript of an investor call that took place on June 27, 2016, which was posted to the website of People’s United Financial, Inc. This transcript was prepared by a third party, has not been independently verified by People’s United Financial, Inc. and may contain errors.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving People’s United Financial, Inc. (“People’s United”) and Suffolk Bancorp (“Suffolk”). People’s United intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of Suffolk and a prospectus of People’s United, and each party will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the Suffolk shareholders seeking any required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of Suffolk are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by People’s United and Suffolk with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by People’s United may be obtained free of charge from People’s United at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information”, and the documents filed by Suffolk may be obtained free of charge from Suffolk at www.scnb.com under the tab “Investor Relations” and then under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from People’s United upon written request to People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, or by calling (203) 338-4581, or from Suffolk upon written request to Suffolk Bancorp, 4 West Second Street, Riverhead, New York 11901, Attn: Investor Relations, or by calling (631) 208-2400.

People’s United and Suffolk and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Suffolk in favor of the approval of the merger. Information regarding People’s United’s directors and executive officers is contained in People’s United’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 11, 2016, which are filed with the SEC. Information regarding Suffolk’s directors and executive officers is contained in Suffolk’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 6, 2016, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, People’s United’s and Suffolk’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,”

“plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in People’s United’s and Suffolk’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Suffolk shareholders on the expected terms and schedule, and including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Suffolk business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of People’s United’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes; capital management activities; litigation; increased capital requirements, other regulatory requirements or enhanced regulatory supervision; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call EVENT DATE/TIME: JUNE 27, 2016 / 01:00PM GMT

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

CORPORATE PARTICIPANTS

Andrew Hersom People’s United Financial, Inc. - IR

Jack Barnes People’s United Financial, Inc. - President and CEO

David Rosato People’s United Financial, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Ken Zerbe Morgan Stanley - Analyst

David Rochester Deutsche Bank - Analyst

Bob Ramsey FBR & Company - Analyst

Nick Cucharale Sandler O’Neill & Partners - Analyst

Casey Haire Jefferies LLC - Analyst

Collyn Gilbert Keefe, Bruyette & Woods, Inc. - Analyst

Matthew Breese Piper Jaffray - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to People’s United financial acquisition of Suffolk Bancorp conference call.

(Operator Instructions)

As a reminder, today’s conference may be recorded. I’d like to introduce your host for today’s conference, Mr. Andrew Hersom, Investor Relations. Sir, please go ahead.

Andrew Hersom - People’s United Financial, Inc. - IR

Good morning, and thank you for joining us today. Here with me to discuss our acquisition of Summit Bancorp are Jack Barnes, President and Chief Executive Officer; David Rosato, Chief Financial Officer; Kirk Walters, Corporate Development and Strategic Planning; and Jeff Hoyt, Chief Accounting Officer.

Please remember to refer to our forward-looking statements on slide 1, and the important additional information and where to find it on slide 14 of this presentation, which is posted on our website, people.com under investor relations.

With that I’ll turn the call over to Jack.

Jack Barnes - People’s United Financial, Inc. - President and CEO

Thank you, Andrew, and good morning. We’re very excited to announce the acquisition of Suffolk Bancorp by People’s United today.

Before we get into the details I would like to welcome the Suffolk Bancorp employees to People’s United. We look forward to working with you and building upon your achievements. We have great respect for your franchise and share a similar commitment to relationship-based banking and serving our customers and communities.

Turning to slide 2, this transaction is a logical and strategic fit for People’s United as growth in the New York Metro area remains one of our highest strategic priorities. Since our acquisitions of the Bank of Smithtown in 2010, and 57 branches from RBS Citizens in 2012 we have been well received in this market.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

For example, we have grown deposits in the former Citizens branches by a compound annual growth rate of 41%. We have also successfully built out our commercial banking teams on Long Island to deliver our full product offering. This progress gives us confidence in our ability to execute as we expand our branch network throughout the New York Metro area.

The addition of the Suffolk franchise, with its impressive Long Island footprint and solid relationship banking approach, complements our previous acquisitions and the organic growth in the area. The transaction enables us to further bolster our presence in this attractive banking market by enhancing density and customer convenience across Long Island. It will also provide us greater access to customers on the eastern end of Long Island, an area where we currently do not have presence, and where Suffolk has operated for over 125 years.

On a pro forma basis, our Long Island market share will increase significantly from 18 to 12 with $3.6 billion in deposits. The transaction provides an outstanding source of low-cost deposits, as well as high concentration of non-interest-bearing deposits, which account for 42% of Suffolk’s total deposits. Furthermore, core deposits consisting of demand, NOW, savings and money market, funds represent 88% of total deposits.

As a result of this unique profile, the cost of deposits is very low, 19 basis points. There are very few banks within our footprint or even nationwide with such a desirable core deposit franchise. We are excited for the opportunity to market our more expansive menu of products and services to Suffolk’s customer base in areas such as home equity, treasury management, wealth management and insurance. And particularly we look forward to leveraging the size and strength of our balance sheet to provide more comprehensive solutions through larger relationships.

Additionally, the transaction provides a compelling cost savings opportunity. We’ve identified achievable reductions from the elimination of redundant functions as we bring the two franchises together. We will consolidate branches as part of our overall cost savings initiatives, which will total 50% of Suffolk’s standalone expense base.

As I mentioned at the beginning of my comments we have great respect for Suffolk’s people and franchise. We have partnered with Suffolk in a number of ways over the past several years, including through loan participations and referrals.

As a result, I have known Howard Bluver, Suffolk’s President and CEO, for many years, and I am pleased that he will join People’s United in the critical leadership role of New York Market President. Howard’s deep roots in the region, his understanding of the local economy, and his proven ability for growth will continue our momentum in this market. We look forward to leveraging his experience, as well as that of his team to build new customer relationships and deepen existing ones.

Throughout the due diligence process we have had the opportunity to spend meaningful time with members of the Suffolk senior team, and have further cemented our belief that both franchises complement each other very well. Combining our similar client-focused cultures will create significant value for both institutions’ customers and shareholders.

Moving to slide 3, we provide a snapshot of Suffolk. With assets of $2.3 billion, Suffolk is one of the largest banks headquartered on Long Island and has a significant presence in the large and attractive markets of Nassau and Suffolk Counties. The Bank offers a range of both commercial and retail banking services via 28 branches.

Through Howard’s leadership and the efforts of his team, Suffolk has been very successful at growing their loan portfolio while maintaining excellent credit quality metrics, as well as building an outstanding deposit franchise.

With that, I’ll pass it to David to discuss the transaction in more detail.

David Rosato - People’s United Financial, Inc. - CFO

Thank you, Jack. On slide 4 we provide a summary of the key transaction terms. We agreed to acquire Suffolk Bancorp, the holding Company of Suffolk County National Bank, in a 100% stock transaction with a fixed exchange ratio of 2.225 shares of People’s United for each share of Suffolk.

The total deal value is $402 million based on the June 24 closing price, which equates to 18.5 times Suffolk’s estimated 2017 earnings per share and 196% of tangible book value. It is worth noting that this corresponds to 17.3 times per share estimates prior to their first-quarter earnings announcement.

Completion of the transaction is subject to customary closing conditions, including approval from our regulators, as well as Suffolk Bancorp’s shareholders. The transaction is expected to close late in the fourth quarter of 2016.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

As you can see, the deal produces attractive financial returns. We expect earnings per share accretion of approximately 1% with fully phased in expense synergies. Tangible book value dilution is minimal at approximately 1% with an earnback period under five years using the dynamic crossover approach. The deal is accretive to capital ratios by 10 basis points and is expected to reduce the dividend payout ratio by approximately 70 basis points.

Slide 5 displays the key transaction assumptions. Based on our due diligence we believe compelling cost synergies are achievable. We have identified annual pretax savings of $27 million or 50% of Suffolk’s expense base, which is expected to be fully phased in by 2018.

We conducted extensive credit due diligence, reviewing over 63% of Suffolk’s commercial loan portfolio, including 60% of the commercial real estate and 85% of their C&I portfolio. We also studies samples of the retail portfolio, as well as the overall underwriting and rating process. As such, we are very comfortable with our credit mark assumptions.

Revenue synergies are not included in our modeling assumptions. However, as Jack referenced earlier, we are excited by the opportunities to market our expanded menu of products and services to Suffolk’s existing customer base, as well as utilize the strength and size of our balance sheet to provide more comprehensive solutions to larger customers.

On slide 6, we illustrate the loan and deposit compositions of both franchises. On a pro forma basis, the loan portfolio remains highly diversified. We look forward to deploying our strong commercial and retail product set to an expanded Long Island customer base. And, as Jack mentioned earlier, Suffolk’s deposits are very attractive, with a cost of only 19 basis points.

Slides 7 and 8 illustrate on enhanced position in the large and attractive Long Island market. We have significant branch overlap between the two franchises, with 64% of Suffolk’s network within two miles of a People’s United branch, which will meaningfully contribute to cost savings drawn from both franchises. The demographics of both Nassau and Suffolk Counties are appealing, as both median household income and unemployment are favorable to national levels.

On slide 9 we show our deepening presence in key counties outside of New York City. This transaction furthers our strategy of leveraging our presence in surrounding areas to better position ourselves for long-term success in and around New York City.

As Jack said, we are excited to offer Suffolk’s existing customer base our expanded menu of products and services, referenced on slides 10 and 11. Leveraging the size and strength of our balance sheet to increase commitment levels will allow us to better serve Suffolk’s larger customers and broaden the base of prospects. Furthermore, our home equity and retail checking account production per branch is fixed time and 1.25 times that of Suffolk.

We are confident that our sales-driven culture will enable us to bring Suffolk’s production in line with our branch franchises. We view these potential revenue synergies as significant opportunities that are not included in our projections.

Turning to the estimated financial impact on slide 12, the transaction is capital accretive, with return on average tangible common equity improvement of approximately 30 basis points. In addition, both our dividend payout and efficiency ratios improve on a pro forma basis by 70 basis points and 200 basis points, respectively.

Now let me turn it back over to Jack to wrap up.

Jack Barnes - People’s United Financial, Inc. - President and CEO

Thank you, David. As we discussed, this transaction generates attractive financial returns and presents low integration risk given our demonstrated track record of successful conversions. Suffolk presents a compelling strategic fit with People’s United, given our complementary business models, commitment to relationship-based banking, and conservative risk management philosophies.

This transaction enhances our presence in the New York Metro market area which is consistent with our long-term strategy. Further, there is a significant opportunity to deploy a broad product set and larger credit appetite to drive additional revenue growth. For those reasons we believe the transaction creates significant value to both customers and shareholders.

This concludes our presentation. Now I would be happy to answer questions you may have. Operator, we are ready for questions.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

QUESTION AND ANSWER

Operator

(Operator Instructions)

Ken Zerbe, Morgan Stanley.

Ken Zerbe - Morgan Stanley - Analyst

Good morning. I don’t know Suffolk too much, but obviously I have heard about the problems they had on the CRE side. Could you just outline what those problems are, why the OCC stepped in? And then, also, how was People’s able to compensate or handle those problems? Thanks

Jack Barnes - People’s United Financial, Inc. - President and CEO

I think you’re talking and referencing a first-quarter release that Suffolk put out where they identified that they had a considerable CRE concentration, commercial real estate concentration. The regulators typically approach that with a measure of CRE outstanding as a percent of capital. And they have had a very high percentage for a long time. But as the regulators have increased focus on that issue, what Suffolk announced was that they had reached an agreement with the regulators to maintain certain capital levels in response to that.

From our perspective, we have a much lower CRE concentration number, below a target level, if you will, or concern level with the regulators. And given our relative size, as we bring Suffolk’s CRE portfolio into ours, we go from about 276% of capital to 283%. So, very marginal impact.

Ken Zerbe - Morgan Stanley - Analyst

Okay, understood. And then just in terms of the price paid — a two-part question, actually — in the press release, page 4 you referred to pre first-quarter earnings estimates. So, just didn’t know why you’re looking at that aspect versus current estimates. And then just the other broader question is, how did you guys arrive at the price paid? It just seems a certainly healthy multiple, both on earnings and book, and just wondering what the process was of how you got there. Thanks

David Rosato - People’s United Financial, Inc. - CFO

Sure. Ken, it’s David. Good morning. The reason, on page 4, we called out the pricing multiples per earnings release is because subsequent to Suffolk’s first-quarter earnings call and announcement that Jack just referenced, the [IBIS] estimate for the balance of the year went down $0.13 or almost 7%. And that was because of reduced commercial real estate volumes going forward, which won’t be an issue when they’re combined with us.

Ken Zerbe - Morgan Stanley - Analyst

Understood. And the multiple in terms and how you guys arrived at the right price to pay for Suffolk? Because 43% premium is probably at the higher end of what we’ve seen recently.

Jack Barnes - People’s United Financial, Inc. - President and CEO

Basically you’ve got a very attractive franchise in a very strong market that has a considerable amount of overlap with us. And we see the opportunity to get together with Suffolk as a very positive go-forward model for us on the Island.

When we look at the contribution of the company and the earnings flow and the savings that we’ll get out of it, we arrived at a price that we felt was appropriate and competitive, that produced the proper return metrics for us. I would just add that an incredibly clean company from a credit perspective and s really nice funding base with 19 basis points cost of funds and a very strong customer base with a high level of DDAs.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

Ken Zerbe - Morgan Stanley - Analyst

Thank you very much.

Operator

David Rochester, Deutsche Bank.

David Rochester - Deutsche Bank - Analyst

Good morning, guys You mentioned the potential for revenue synergies that you aren’t modeling into your accretion analysis. Can you just give us a sense for your base case on that and what could be the annualized benefit from those synergies by the time you get out to 2018?

David Rosato - People’s United Financial, Inc. - CFO

David, what we pointed out that we have not modeled — in the numbers presented there are no revenue synergies. As we begin to work with Howard to put the two franchises together, we expect significant revenue synergies, as we mentioned. We have a sense of what that will be. That’s one of the reasons we called out the production of home equities, for example, in the deck, but at this point we’re not ready to put out revenue forecast specific to this transaction.

David Rochester - Deutsche Bank - Analyst

Okay. That’s fine. And then as we look through the end of this year when you close this deal, it looks like you could possibly be over $42 billion in assets, if you factor in some growth. Are you thinking at that point you’ll have to speed up your preparations for the supervisor stress test in CCAR? And could you give us just a sense for what that GAAP analysis number is that you think you’ll have to spend to get ready for that?

Jack Barnes - People’s United Financial, Inc. - President and CEO

Basically our preparation, as we’ve been letting everybody know, has been ongoing and continues to progress nicely. I don’t see this transaction — as I think you said, would we have to accelerate the process — I don’t think that’s the case at all. We continue to move through the process effectively. So, naturally, as we look out, the size of Suffolk is roughly equivalent to one year’s organic growth. So, if you want to put it in terms of what we think it might do to the time line, I would think about it on that basis.

David Rochester - Deutsche Bank - Analyst

Can you just give us a sense of how much you think you’re going to have to spend to get ready for that to complete those preparations?

Jack Barnes - People’s United Financial, Inc. - President and CEO

Our intent has been and continues to be to work through the process internally and to get the work done over time so that we’re ready when we do cross $50 billion. So, we are trying in that process to avoid unusual one-time costs. And that’s why we’re going through the project and the preparation that we are doing.

David Rochester - Deutsche Bank - Analyst

When you say avoid one-time costs, are you referring to consultants? Are you guys using consultants?

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

Jack Barnes - People’s United Financial, Inc. - President and CEO

We’re definitely referring to consultants or just unusual costs that would come from ramping up capabilities in a very quick sudden way. We are building strength in modeling and building the staff and proving DFAS filings, and then learning about what the CCAR filing looks like and getting prepared to deliver it when we need to.

David Rosato - People’s United Financial, Inc. - CFO

I would just add to that that we’ve been preparing for almost a year now the project and activities that Jack’s talking about. And that preparation to date and going forward is in the guidance that we gave at the beginning of the year.

David Rochester - Deutsche Bank - Analyst

Can you just talk about as part of that guidance how much you guys are spending this year, or maybe how much you’ve spent over the last year, specifically related to that, just so we have some idea? Because other banks in the market have gone through the pain of going through this already and we have some quantitative measure for what they’ve had to spend, and I’m just trying to assess how far along you guys are, that’s all.

Jack Barnes - People’s United Financial, Inc. - President and CEO

We have these costs under control, and as part of our entirety of regulatory expenses. So, we’d rather not break out specific line items relative to this.

David Rochester - Deutsche Bank - Analyst

Okay. And just one last one, if I could — you mentioned that with the cost saves fully phased-in you get about 1% earnings accretion. But that’s fully phased-in for 2018 so I was just trying to figure out, as you guys ramp up those cost saves, are you thinking that this could be possibly neutral to 2017 earnings or maybe a little bit dilutive? I guess splitting hairs here, but I’m just trying to figure out what your thoughts are.

David Rosato - People’s United Financial, Inc. - CFO

I would call it just slightly dilutive.

David Rochester - Deutsche Bank - Analyst

Okay, great. Thanks, guys.

David Rosato - People’s United Financial, Inc. - CFO

Sure, you’re welcome. Just final thought there, Dave, this transaction, as strategic as it is, is 5% of our total assets. So that’s why you see the modest accretion and modest dilution.

David Rochester - Deutsche Bank - Analyst

All right, thanks again

Operator

Bob Ramsey, FBR.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

Bob Ramsey - FBR & Company - Analyst

Good morning, guys. Just real quick, I think I got it but I want to be sure I do on the Suffolk commercial real estate issues. Your expectation is that none of their elevated capital requirements will transfer to you, and the expectation is to resume their multi-family and commercial real estate growth when the deal closes. That’s fair?

Jack Barnes - People’s United Financial, Inc. - President and CEO

The first part is fair, the second part is not. Again, careful to use the right terms but certainly are not expecting, as David just pointed out, Suffolk is roughly 5% of our total asset numbers. The CRE numbers that I referenced earlier will be the view of People’s United, and we won’t be talking to the regulators about those types of specific capital requirements. The resumption of the multi-family lending that Suffolk had been involved in, they’ve pulled back from that for the time being and don’t expect that that will resume right away here.

Bob Ramsey - FBR & Company - Analyst

Okay. And by right away you mean after you’ve closed the acquisition?

Jack Barnes - People’s United Financial, Inc. - President and CEO

We are involved in multi-family lending across our footprint including New York, but the very small broker-driven multi-family lending that Suffolk had been involved in is something that we are far less active in our sales than we used to be. So, the two institutions have backed away from that market given market conditions.

Bob Ramsey - FBR & Company - Analyst

Okay. Maybe then that’s the better question. Could you just help me understand a little better what is it that they’ve exited, and it sounds like you guys don’t like. contrast that with the business you all will continue to do.

Jack Barnes - People’s United Financial, Inc. - President and CEO

Just to correct you, it’s not that we don’t like, or Suffolk didn’t like what they have on their books in multi-family in the market, but the market, the spreads have gotten much thinner and the terms have gotten much tougher. So, we have opportunities to lend in other areas that are more attractive to us and that’s what we’re doing, and that’s what Suffolk has been doing, as well.

Bob Ramsey - FBR & Company - Analyst

Okay, fair enough. Shifting gears slightly, what can you tell us about the background of this transaction? I think one of Suffolk’s biggest owners is [at times activists]. Were they a catalyst in the decision to sell? Was it a competitive process? What can you tell me?

Jack Barnes - People’s United Financial, Inc. - President and CEO

I’m not privy to any of that but I believe the answer is no, they were not a catalyst. Howard and I have built a relationship over many years. I think as we referenced in our material, we’ve done business together, loan participations, bought pools of loans. I have for a long time felt like Howard was the kind of leader, and his knowledge of New York would be a great addition to People’s United. And I’m very much looking forward to Howard bringing that leadership into our Company and helping us move our New York franchise forward. I think that’s going to be one of the nicer stories about this transaction and the two companies getting together.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

Bob Ramsey - FBR & Company - Analyst

And was it a competitive process, an auction?

Jack Barnes - People’s United Financial, Inc. - President and CEO

It was a competitive process as far as we know. And certainly that was the communication in and around the deal.

Bob Ramsey - FBR & Company - Analyst

Great. Last question — have you all determined how many of the branches you’re looking to consolidate to drive that cost save number?

Jack Barnes - People’s United Financial, Inc. - President and CEO

We have modeled 15. As we shared, 18 of the branches are within two miles of each other. We will engage with Howard and the Suffolk folks, with our retail execs, and work through the process to finalize it. But we are very confident we may get more than that 15.

Bob Ramsey - FBR & Company - Analyst

Great. Thank you for taking the questions.

Operator

Mark Fitzgibbon, Sandler O’Neill.

Nick Cucharale - Sandler O’Neill & Partners - Analyst

Good morning, guys, this is Nick Cucharale filling in for Mark I know you had been vocal about a preferred deal in the back half of the year. Does the Suffolk deal change your thinking with respect to capital or appetite for a preferred deal?

David Rosato - People’s United Financial, Inc. - CFO

It is David. I would say not. That deal we have talked about it in the back half of 2016. This transaction at about 5% of total assets of us isn’t enough to change the timing or our thought process around it. This transaction is capital accretive, as we mentioned, but it’s only 10 basis points, and that would be upon closing.

The only other thought I can give you is a reminder that we’ve always conditioned that timing of that base on loan growth in 2016, as well as expectations going forward. But today I would say you should still think about it back half of this year issuance.

Nick Cucharale - Sandler O’Neill & Partners - Analyst

Okay, great. And then with this deal do you feel like you have Long Island covered or are you looking to do further deals down there?

Jack Barnes - People’s United Financial, Inc. - President and CEO

I think we have very nice coverage right now but I certainly wouldn’t preclude further consolidation. There is opportunity for further consolidation on the Island.

Nick Cucharale - Sandler O’Neill & Partners - Analyst

Thank you

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

Operator

Casey Haire, Jefferies.

Casey Haire - Jefferies LLC - Analyst

Thanks, good morning, guys. I wanted to dig in on the earnback math. If I take 1% of tangible book, which is around $9, and then 1% EPS accretion, that’s about $0.09 of book value dilution and $0.01 of earnings accretion, so roughly nine years earnback. So, how are you guys triangulating that with a five-year earnback? Can you just walk us through the dynamic crossover method?

David Rosato - People’s United Financial, Inc. - CFO

Sure. Remember, we’re dealing with fairly small numbers here. The earnback, the earnings accretion grows over the time period and that’s really the driver here. So our earnback number is 4.5 years, Casey.

Casey Haire - Jefferies LLC - Analyst

Okay. There’s a couple footnotes about the fair value marks. I noticed the adjusted book value multiple is 1.7. So, is this a fair value markup?

David Rosato - People’s United Financial, Inc. - CFO

Yes it is, both on the loan portfolio of about $20 million, the securities portfolio of about $8 million, plus they had a fair amount of commercial real estate building on their books at a very low or zero basis. So, there’s $20 million associated with real estate.

Casey Haire - Jefferies LLC - Analyst

Okay, got you. And just touching on the efficiency ratio, you guys are pointing to a 200 basis point improvement. By my math, that would give you guys, that would add about $0.06 of EPS, a lot stronger than the $0.01 of EPS accretion. Is that a longer-term aspirational goal or is that something that we can also expect in 2018?

David Rosato - People’s United Financial, Inc. - CFO

That’s a fully phased in number, so that is 2018. Their efficiency ratio was roughly 1% below us, but that’s really being driven by the value of all the cost saves.

Casey Haire - Jefferies LLC - Analyst

Okay. But you see my point? Like, if I take your efficiency ratio and I pulled 200 basis points out, I’m getting EPS accretion a lot stronger than $0.01. It looks like $0.06.

David Rosato - People’s United Financial, Inc. - CFO

That number is a little larger than we have.

Jack Barnes - People’s United Financial, Inc. - President and CEO

We’d have to see what you’re doing, Casey.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

Casey Haire - Jefferies LLC - Analyst

The efficiency ratio, that’s People’s. You’re not talking about Suffolk’s efficiency ratio, you’re talking about People’s.

David Rosato - People’s United Financial, Inc. - CFO

That’s our pro forma efficiency ratio, fully phased in, inclusive of all the cost saves.

Casey Haire - Jefferies LLC - Analyst

Okay. That looks to me like a lot stronger than $0.01 but we can circle back. Last question, can you guys just talk about your long-term view on the dividend, because we’ve basically, with this deal, we are 20% closer to the CCAR level without a commensurate improvement in the payout ratio. You’re that much closer without a lot of help on the dividend front. So, what is the longer-term view on the dividend policy?

David Rosato - People’s United Financial, Inc. - CFO

The longer-term view continues to be that we will continue to drive down the dividend payout ratio as we improve profitability of the Company. And we believe that in between — there’s a couple of things. One, if you assume that $50 million level requires — well, it used to be — a lower payout ratio from the regulatory standpoint. The environment’s changing. People are filing CCAR requests for increased dividend and they’re getting them. So the dividend payout ratios are starting to go up.

There is an expectation in the market that others will be approved at higher levels. And there’s proposed legislation to change the $50 billion market. So, I expect that all those things will develop and evolve over the next three or four years.

Our intent is to pay the dividend at the existing levels and continue with our historic increase of $0.01 per year, and work through whatever discussion we would need to with our regulators, just as we have historically. We’ve been moving along a plan of improving profitability, bring the payout ratio down gradually, and have had support to do that.

Casey Haire - Jefferies LLC - Analyst

Okay, understood. Okay, thanks. Fair enough.

Operator

Collyn Gilbert with KBW.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Thanks, good morning, guys. Just a few housekeeping things. I just want to make sure I understand. You guys talk, in the slide deck you mentioned that $25 million pre-tax credit mark. But then there’s a footnote on slide 4 that references a $2 million net credit mark after tax. Can you just connect those two?

David Rosato - People’s United Financial, Inc. - CFO

Sure. The $2 million credit mark is just around the after-tax differential between their allowance and our credit mark.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Got it, okay. And then the cost savings, I know, Jack, you talked about the outlook for the branches. How, and maybe percentages, of the $27 million — was that what it was? — that you’re expect in cost saves, how that breaks, like how much of that is going to come from branch closings versus other avenues.

David Rosato - People’s United Financial, Inc. - CFO

Sure. Just some general categories, if you will. Boards and executives are about 6%. Branch consolidation, non-employee based, so just the bricks and mortar, are about 7%. Between IT, marketing, it’s about 5%. And then the large driver, 28%, would be general staff overlap between the two franchises.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. And then just, also, looking out from here, do you guys break down — I know in the slide deck you talk about the Long Island franchise and how the deposit growth has gone over the last three years or so — do you have other metrics, like the profitability profile, like ROA/ROE, or efficiency ratio on the Long Island franchise? Do you guys segment it that way? Or earnings contribution of Long Island to the overall organization?

David Rosato - People’s United Financial, Inc. - CFO

We tend to look at our franchise by state rather than narrow geographies.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. Do you have that, then, for New York, what New York’s contribution is to the People’s franchise?

David Rosato - People’s United Financial, Inc. - CFO

We do on an internal basis, but not for public consumption.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. Then maybe the second part to that question, and more, then, high level or strategic, Jack, you had indicated that there is opportunity for further consolidation out on the Island. Can you just talk a little bit about how you see this evolving over time, your Long Island franchise, the New York franchise, and how quickly you’d like to see it evolve. Just give us a little bit of a vision for how you see this playing out over the next couple year period.

Jack Barnes - People’s United Financial, Inc. - President and CEO

We think about it in terms of our lines of business and the deposit franchise. We have very good, very seasoned commercial bankers on the Island, with a team of four CRE folks, and then the same with the C&I. And then in New York we have recently announced the hiring of Mark Melchione and we’ve hired a number of people into Mark’s team. So, we have a very experienced, capable commercial real estate group located in Manhattan and serving the greater New York area. The folks on the Long Island team report in to Mark.

And Westchester County we also have a C&I team that, again, is long-tenured in the market. And all of those groups are continuing to build a very steady book of business, which has come along very nicely. And our deposit growth, we talked about the Citizens branches. We’ve also had generally very good organic growth off of the entire footprint.

So, things are moving along very well. And I think that New York can gradually get to a point where someday, if I had a vision it would be that it’s the same size as Connecticut.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. One final thought on that, or just a question, as you’re thinking about consolidation from here, if we are sitting in this macro environment where interest rates stay low for longer, you’ve got economic volatility. Is your thought maybe that consolidation will pick up? Do you guys feel like you may want to ramp up your consolidation efforts? Or do you still want to be somewhat measured, being mindful of the $50 billion mark?

Jack Barnes - People’s United Financial, Inc. - President and CEO

I think that consolidation pressure will pick up, has picked up. And we will continue to look for opportunities, and look for deals like this, which to me are very compelling in their logic and opportunity.

What we have done and what we will continue to do is stay in very close communication with our regulators and look at potential opportunities and have the discussions with our regulators about those opportunities. And if we get support to do something that we feel is the right thing to do, we will look at it.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, that’s helpful. I will leave it there. Thanks, gentlemen.

David Rosato - People’s United Financial, Inc. - CFO

Sure. Casey, it’s David. We’ll be glad to walk through the efficiency ratio in more detail, questions you had. But just doing some quick math, make sure that your accounting for the new shares issued in the math. That might be the difference that we’re coming up with.

Operator

Matthew Breese, Piper Jaffray.

Matthew Breese - Piper Jaffray - Analyst

Good morning, everybody. You mentioned in your commentary earlier that with Suffolk, the timing of crossing $50 billion might be about a year less than what it was. Can you give us a reminder of what that timeframe was prior to Suffolk?

Jack Barnes - People’s United Financial, Inc. - President and CEO

If you take a look at the $2 million off our balance sheet, maybe you could estimate it.

David Rosato - People’s United Financial, Inc. - CFO

Yes. We’ve never given public comment around when we think we might grow to that size.

Matthew Breese - Piper Jaffray - Analyst

Okay. So, whatever it was it’s now a year less, is the message.

David Rosato - People’s United Financial, Inc. - CFO

Approximately, yes.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

Matthew Breese - Piper Jaffray - Analyst

Okay. And thinking about how you’re going to cross $50 billion, given your commentary that you like deals like Suffolk, smaller in nature, is that to say that when you cross $50 billion it will be organically or through a small acquisition, not something much larger and transformational?

Jack Barnes - People’s United Financial, Inc. - President and CEO

No. We’re not saying either one of those things. What we are saying and have been saying is that we are doing the preparation work to cross $50 billion when that day comes, and be prepared, doing our job. If we cross $50 billion due to an acquisition, large or small, we want to be ready. If we cross $50 billion organically we want to be ready. So, that is what we are talking about when we talk about preparation and being ready to get there.

Matthew Breese - Piper Jaffray - Analyst

Got it, okay. And then last question is just in regards to expense saves. Given that the majority of it, it sounds like, just franchise overlap in back office, can you give us an idea of when the system’s conversion as opposed to take place?

Jack Barnes - People’s United Financial, Inc. - President and CEO

Not right now. We expect that would be shortly after closing, but that’s work we will continue to do here in the coming weeks.

Matthew Breese - Piper Jaffray - Analyst

Okay. Thinking about fully saves and cost saves by 2018, it sounds like a lot of the cost saves work can be done earlier on in the process, right after closing. So, why is it taking a little bit longer of a time frame to get those cost saves?

David Rosato - People’s United Financial, Inc. - CFO

It’s partially the pace of branch closures. And, as we said, 75% is in 2017.

Matthew Breese - Piper Jaffray - Analyst

Right. Okay. That’s all I had. Thank you.

Operator

Thank you. I’m showing no further questions at this time and I’d like to turn the conference back over to Mr. Andrew Hersom for any closing remarks.

Andrew Hersom - People’s United Financial, Inc. - IR

Thank you again for joining us today. We appreciate your interest in People’s United. If you have any additional questions please feel free to contact me at 203-338-4581. Have a great day.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and you may all disconnect. Everyone have a great day.

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JUNE 27, 2016 / 01:00PM GMT, PBCT - People’s United Financial Inc To Acquire Suffolk Bancorp M&A Call

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